Exhibit 99.1

TIAN RUIXIANG Holdings Ltd

Notice of Annual General Meeting of Shareholders

To Be Held on February 17, 2026, at 10:00 A.M. Beijing Time

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of the holders of the Class A Ordinary Shares and Class B Ordinary Shares (collectively, the “Ordinary Shares”) of TIAN RUIXIANG Holdings Ltd (the “Company”) will be held at 2107, Block B, Shoudong International, Dongcheng District, Beijing, People’s Republic of China on February 17, 2026, at 10:00 a.m. Beijing Time. Registered shareholders, as well as duly appointed proxyholders, will be able to attend, participate and vote at the Meeting. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Company’s currently effective memorandum and articles of association.

The Meeting and any or all adjournments thereof will be held to approve:

1	Share Capital Increase: by ordinary resolution,

with immediate effect, the authorised share capital of the Company be increased from US$200,000,000 consisting of 1,600,000,000 shares comprising of (i) 1,520,000,000 class A ordinary shares of a par value of US$0.125 each, and (ii) 80,000,000 class B ordinary shares of a par value of US$0.125 each, to US$3,750,000,000 consisting of 30,000,000,000 shares comprising of (i) 1,520,000,000 Class A Ordinary Shares of a par value of US$0.125 each, and (ii) 28,480,000,000 Class B Ordinary Shares of a par value of US$0.125 each.

2	Amendment of the M&A: by special resolution,

conditional upon the approval of the Share Capital Increase and to reflect the Share Capital Increase:

The first sentence of paragraph 8 of the currently effective memorandum of association of the Company be amended and restated in its entirety to read as follows (the “Amendment of the M&A”):

“The authorised share capital of the Company is US$3,750,000,000 consisting of 30,000,000,000 shares comprising of (i) 1,520,000,000 Class A Ordinary Shares of a par value of US$0.125 each, and (ii) 28,480,000,000 Class B Ordinary Shares of a par value of US$0.125 each.”

3	Board Reverse Split Authority: by ordinary resolution,

1.

conditional upon the approval of the Board of Directors in its sole discretion, with effect as of the date the Board of Directors may determine:

(i) all of the authorized, issued and outstanding shares of the Company (collectively, the “Shares”) be consolidated, at any one time or multiple times within a period of three (3) years from the date of the Meeting, at the exact consolidation ratio and effective time as the Board of Directors may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, the “Authorized Share Consolidations”, and each an “Authorized Share Consolidation”) shall not be less than 2:1 nor greater than 5,000:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s then effective memorandum and articles of association (the Board Reverse Split Authority);

(ii) no fractional Shares be issued in connection with the Authorized Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon an Authorized Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii) any change to the Company's authorized share capital in connection with, and as necessary to effect, the Authorized Share Consolidation(s), be and is hereby approved, such amendment to be determined by the Board of Directors in its sole discretion;

2.	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Board Reverse Split Authority and the Authorized Share Consolidations and the Authorized Share Consolidations.

4	Further Amendment of the M&A: by special resolution,

the Company adopting an amended and restated memorandum and articles of association in substitution for, and to the entire exclusion of, the Company's then existing amended and restated memorandum and articles of association, to reflect the relevant Authorized Share Consolidation upon its effectiveness (the “Further Amendment of the M&A”).

The foregoing item of business is described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for the Further Amendment of the M&A.

The Board of Directors has fixed the close of business on January 21, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof. The notice of the Meeting, the proxy statement, and the proxy card will be first sent or made available to shareholders on or about January [30], 2026.

Management is soliciting proxies. Shareholders may vote using any of the following methods:

● By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

● By Email. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and emailing it according to the email address provided on the enclosed proxy card.

● By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them to the address provided on the enclosed proxy card. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” the proposal. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them to the address provided on the enclosed proxy card.

● By Fax. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and faxing it according to the fax number provided on the enclosed proxy card.

● In person at the Meeting. Shares held in your name as the shareholder of record may be voted in person at the Meeting or at any postponement or adjournment of the Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Meeting, we recommend that you also submit your proxy or voting instructions by mail or Internet so that your vote will be counted if you later decide not to attend the Meeting.

If voting by mail, for the proxy to be valid, the duly completed and signed form of proxy must be received on or before 11:59 p.m. Eastern Time the day before the date of Meeting or any adjournment of the Meeting. For the avoidance of doubt, the proxy need not be a shareholder of the Company.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, PLEASE SUBMIT A PROXY TO HAVE YOUR SHARES VOTED AS PROMPTLY AS POSSIBLE BY USING THE INTERNET, OR BY SIGNING, DATING AND RETURNING BY MAIL THE PROXY CARD ENCLOSED WITH THE PROXY MATERIALS. IF YOU DO NOT RECEIVE THE PROXY MATERIALS IN PRINTED FORM AND WOULD LIKE TO SUBMIT A PROXY BY MAIL, YOU MAY REQUEST A PRINTED COPY OF THE PROXY MATERIALS (INCLUDING THE PROXY) AND SUCH MATERIALS WILL BE SENT TO YOU.

By Order of the Board of Directors,

/s/ Baohai Xu
Baohai Xu
Chief Executive Officer, Director, and Chairman of the Board of Directors

Beijing, China

January 28, 2026

TIAN RUIXIANG Holdings Ltd

Annual General Meeting of Shareholders

February 17, 2026

10:00 A.M. Beijing Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of TIAN RUIXIANG Holdings Ltd (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on February 17, 2026 at 10:00 a.m. Beijing Time. The Company will hold the Meeting at Block B, Shoudong International, Dongcheng District, Beijing, People’s Republic of China. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Company’s currently effective memorandum and articles of association.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting in real time. Beneficial shareholders who hold their Class A Ordinary Shares and Class B Ordinary Shares of the Company (collectively, the “Ordinary Shares”) through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest and view the webcast, but will not be able to participate in or vote at the Meeting.

Only holders of the Ordinary Shares of the Company of record at the close of business on January 21, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. One or more members holding in the aggregate not less than one-third of the total issued share capital of the Company present in person or by proxy and entitled to vote shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote. The resolutions put to the vote of the Meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by one or more shareholders present in person or by a proxy who together hold not less than fifteen per cent of the paid up capital of the Company entitled to vote. On a show of hands every shareholder present in person or by proxy and entitled to vote the Meeting shall each have one vote and, on a poll, each Class B Ordinary Share shall entitle the holder thereof to six hundred (600) votes on all matters subject to vote at the Meeting, and each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at the Meeting.

After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

1	Share Capital Increase

Resolved, as an ordinary resolution, that:

with immediate effect, the authorised share capital of the Company be increased from US$200,000,000 consisting of 1,600,000,000 shares comprising of (i) 1,520,000,000 class A ordinary shares of a par value of US$0.125 each, and (ii) 80,000,000 class B ordinary shares of a par value of US$0.125 each, to US$3,750,000,000 consisting of 30,000,000,000 shares comprising of (i) 1,520,000,000 Class A Ordinary Shares of a par value of US$0.125 each, and (ii) 28,480,000,000 Class B Ordinary Shares of a par value of US$0.125 each.

2.	Amendment of the M&A

Resolved, as a special resolution, that conditional upon the approval of the Share Capital Increase and to reflect the Share Capital Increase:

The first sentence of paragraph 8 of the currently effective memorandum of association of the Company be amended and restated in its entirety to read as follows (the “Amendment of the M&A”):

“The authorised share capital of the Company is US$3,750,000,000 consisting of 30,000,000,000 shares comprising of (i) 1,520,000,000 Class A Ordinary Shares of a par value of US$0.125 each, and (ii) 28,480,000,000 Class B Ordinary Shares of a par value of US$0.125 each.”

3	Board Reverse Split Authority

Resolved, as an ordinary resolution, that:

1.

conditional upon the approval of the Board of Directors in its sole discretion, with effect as of the date the Board of Directors may determine:

(i) all of the authorized, issued and outstanding shares of the Company (collectively, the “Shares”) be consolidated, at any one time or multiple times within a period of three (3) years from the date of the Meeting, at the exact consolidation ratio and effective time as the Board of Directors may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, the “Authorized Share Consolidations”, and each an “Authorized Share Consolidation”) shall not be less than 2:1 nor greater than 5,000:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s then effective memorandum and articles of association (the Board Reverse Split Authority);

(ii) no fractional Shares be issued in connection with the Authorized Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon an Authorized Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii) any change to the Company's authorized share capital in connection with, and as necessary to effect, the Authorized Share Consolidation(s), be and is hereby approved, such amendment to be determined by the Board of Directors in its sole discretion;

2.	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Board Reverse Split Authority and Authorized Share Consolidations.

4	Further Amendment of the M&A

Resolved, as a special resolution, that:

the Company adopting an amended and restated memorandum and articles of association in substitution for, and to the entire exclusion of, the Company's then existing amended and restated memorandum and articles of association, to reflect the relevant Authorized Share Consolidation upon its effectiveness.

The Board of Directors recommends a vote “FOR” the Proposals.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders may vote using any of the following methods:

● By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

● By Email. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and emailing it according to the email address provided on the enclosed proxy card.

● By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them to the address provided on the enclosed proxy card. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” the proposal. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them to the address provided on the enclosed proxy card.

● By Fax. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and faxing it according to the fax number provided on the enclosed proxy card.

● In person at the Meeting. Shares held in your name as the shareholder of record may be voted in person at the Meeting or at any postponement or adjournment of the Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Meeting, we recommend that you also submit your proxy or voting instructions by mail or Internet so that your vote will be counted if you later decide not to attend the Meeting.

PROPOSAL NO. 1

APPROVAL OF THE SHARE CAPITAL INCREASE

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholders approval, to immediately increase the authorised share capital of the Company from US$200,000,000 consisting of 1,600,000,000 shares comprising of (i) 1,520,000,000 class A ordinary shares of a par value of US$0.125 each, and (ii) 80,000,000 class B ordinary shares of a par value of US$0.125 each, to US$3,750,000,000 consisting of 30,000,000,000 shares comprising of (i) 1,520,000,000 Class A Ordinary Shares of a par value of US$0.125 each, and (ii) 28,480,000,000 Class B Ordinary Shares of a par value of US$0.125 each (the “Share Capital Increase”).

The Share Capital Increase must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives at the Meeting.

Purpose of the Share Capital Increase

The proposed increase in authorised shares will provide the Company with greater flexibility to issue additional shares in the future for corporate purposes, such as financing activities, acquisitions, employee incentive plans, or other strategic initiatives, without the need for further shareholder approval at that time. The Board believes this increase is necessary to maintain operational agility and support long-term growth.

The Share Capital Increase will not affect the registration of the Class A Ordinary Shares or the Company’s obligation to publicly file financial statements and other information with the U.S. Securities and Exchange Commission.

Resolution

The Board of Directors proposes to solicit shareholders approval for the Share Capital Increase in the form of an ordinary resolution passed by shareholders at the Meeting. The full text of the resolution to be put to the shareholders to consider and vote upon at the Meeting is the following:

"Resolved, as an ordinary resolution, that with immediate effect, the authorised share capital of the Company be increased from US$200,000,000 consisting of 1,600,000,000 shares comprising of (i) 1,520,000,000 class A ordinary shares of a par value of US$0.125 each, and (ii) 80,000,000 class B ordinary shares of a par value of US$0.125 each, to US$3,750,000,000 consisting of 30,000,000,000 shares comprising of (i) 1,520,000,000 Class A Ordinary Shares of a par value of US$0.125 each, and (ii) 28,480,000,000 Class B Ordinary Shares of a par value of US$0.125 each."

The proposal will be approved if a simple majority of the total votes duly cast in person or by proxy at the Meeting “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

 THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE SHARE CAPITAL INCREASE.

PROPOSAL NO. 2

Resolution

The Board of Directors proposes to solicit shareholders approval for the Amendment of the M&A in the form of a special resolution passed by shareholders at the Meeting. The full text of the resolution to be put to the shareholders to consider and vote upon at the Meeting is the following:

"Resolved, as a special resolution, that conditional upon the approval of the Share Capital Increase and to reflect the Share Capital Increase:

The first sentence of paragraph 8 of the currently effective memorandum of association of the Company be amended and restated in its entirety to read as follows (the “Amendment of the M&A”):

“'The authorised share capital of the Company is US$3,750,000,000 consisting of 30,000,000,000 shares comprising of (i) 1,520,000,000 Class A Ordinary Shares of a par value of US$0.125 each, and (ii) 28,480,000,000 Class B Ordinary Shares of a par value of US$0.125 each.'”

The proposal will be approved if not less than two-thirds of the total votes duly cast in person or by proxy at the Meeting “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE AMENDMENT OF THE M&A.

PROPOSAL NO. 3

APPROVAL OF THE BOARD REVERSE SPLIT AUTHORITY

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholders approval, conditional upon the determination of a consolidation ratio by the board of directors of the Company (the "Board") to effectuate consolidation of all of the authorized, issued and outstanding shares of the Company (collectively, the "Shares") at any one time or multiple times within a period of three (3) years from the date of the Meeting at the consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, the "Authorized Share Consolidations", and each an "Authorized Share Consolidation") shall not be less than 2:1 nor greater than 5,000:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company's then effective memorandum and articles of association(the “Board Reverse Split Authority”).

The Board Reverse Split Authority must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives at the Meeting.

Purpose of the Board Reverse Split Authority

Given the recent delisting determination from Nasdaq and the Company’s history of bid price non-compliance, the Board seeks this authority to allow for prompt action if further consolidations are needed to regain or maintain compliance with Nasdaq’s Minimum Bid Price Rule without convening additional shareholder meetings. This flexibility is intended to be exercised only if the closing price of the Company’s ordinary shares falls below US$1.00 per share for a consecutive period of 30 trading days (or such other period as the Board may determine), and up to a cumulative 1:5000 ratio within one year from the date of approval. This authority aligns with the Company’s appeal plan to the Nasdaq Hearings Panel and aims to ensure sustained listing status.

Resolution

The Board of Directors proposes to solicit shareholders approval for the Board Reverse Split Authority in the form of an ordinary resolution passed by shareholders at the Meeting. The full text of the resolution to be put to the shareholders to consider and vote upon at the Meeting is the following:

"Resolved, as an ordinary resolution, that:

1.

conditional upon the approval of the Board of Directors in its sole discretion, with effect as of the date the Board of Directors may determine:

(i) all of the authorized, issued and outstanding shares of the Company (collectively, the “Shares”) be consolidated, at any one time or multiple times within a period of three (3) years from the date of the Meeting, at the exact consolidation ratio and effective time as the Board of Directors may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, the “Authorized Share Consolidations”, and each an “Authorized Share Consolidation”) shall not be less than 2:1 nor greater than 5,000:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s then effective memorandum and articles of association (the Board Reverse Split Authority);

(ii) no fractional Shares be issued in connection with the Authorized Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon an Authorized Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii) any change to the Company's authorized share capital in connection with, and as necessary to effect, the Authorized Share Consolidation(s), be and is hereby approved, such amendment to be determined by the Board of Directors in its sole discretion;

2.	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Board Reverse Split Authority and Authorized Share Consolidations."

The proposal will be approved if a simple majority of the total votes duly cast in person or by proxy at the Meeting “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE BOARD REVERSE SPLIT AUTHORITY.

PROPOSAL NO. 4

Resolution

The Board of Directors proposes to solicit shareholders approval for the Further Amendment of the M&A in the form of a special resolution passed by shareholders at the Meeting. The full text of the resolution to be put to the shareholders to consider and vote upon at the Meeting is the following:

"Resolved, as a special resolution, subject to and immediately following an Authorized Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the entire exclusion of, the Company’s then existing amended and restated memorandum and articles of association, to reflect the relevant Authorized Share Consolidation upon its effectiveness."

The proposal will be approved if not less than two-thirds of the total votes duly cast in person or by proxy at the Meeting “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE FURTHER AMENDMENT OF THE M&A.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting.

By order of the Board of Directors

January 28, 2026	/s/ Baohai Xu
Baohai Xu
Chief Executive Officer